FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November 2006

EUROSEAS LTD.

(Translation of registrant's name into English)

Euroseas Ltd.

Aethrion Center

40 Ag. Konstantinou Street

151 24 Maroussi, Greece

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X| Form 40-F |_|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes |_| No |X|


INFORMATION CONTAINED IN THIS FORM 6-K REPORT

The Company hereby incorporates this Form 6-K  into the Company's Registration Statement on Form  F-1, filed on October 20, 2005,  Registration No. 333-129145.

Euroseas Ltd. and Subsidiaries

Unaudited Condensed Consolidated Financial Statements

September 30, 2005 and 2006

 Index to Unaudited Condensed Consolidated Financial Statements

                Pages

Unaudited Condensed Consolidated Balance Sheets as of December 31, 2005 and
    September 30, 2006

2

Unaudited Condensed Consolidated Statements of Income for the three and nine month periods ended

    September 30, 2005 and 2006

3

Unaudited Condensed Consolidated Statements of Shareholders’ Equity for the

    nine month period ended September 30, 2006

4

Unaudited Condensed Consolidated Statements of Cash Flows for the nine month periods ended

    September 30, 2005 and 2006

5

Notes to the Unaudited Condensed Consolidated Financial Statements

6

Euroseas Ltd. and Subsidiaries

Unaudited Condensed Consolidated Balance Sheets

(All amounts expressed in U.S. Dollars)

	Notes	December 31, 2005	September 30, 2006
Assets
Current assets
Cash and cash equivalents		20,447,301	14,057,280
Trade accounts receivable		46,118	11,557
Claims and other receivables		306,303	238,907
Due from related company	7	3,012,720	1,159,220
Inventories	3	371,691	561,390
Prepaid expenses		85,625	431,943
Restricted cash		1,080,949	1,355,080
Total current assets		25,350,707	17,815,377

Fixed assets
Vessels, net		52,334,897	79,955,698

Other long-term assets
Deferred charges, net		1,855,829	1,479,444

Total long-term assets		54,190,726	81,435,142
Total assets		79,541,433	99,250,519

Liabilities and shareholders’ equity
Current liabilities
Long-term debt, current portion	8	14,430,000	14,390,000
Trade accounts payable		837,182	1,325,267
Accrued expenses	6	1,777,637	844,877
Deferred revenues	4	1,370,058	975,711
Fair value of below market time charters acquired	5	-	1,279,766
Total current liabilities		18,414,877	18,815,621

Long-term liabilities
Long-term debt, net of current portion	8	34,130,000	44,520,000
Total long-term liabilities		34,130,000	44,520,000
Total liabilities		52,544,877	63,335,621

Commitments and contingencies	11	-	-

Shareholders’ equity
Common stock (par value $0.03, 100,000,000 shares authorized, 12,260,386 and 12,620,114 issued and outstanding)	12	367,812	378,603
Preferred stock (par value $0.01, 20,000,000 shares authorized, no shares issued or outstanding)		-	-
Additional paid-in capital	13	17,883,781	18,283,769
Retained earnings		8,744,963	17,252,526
Total shareholders’ equity		26,996,556	35,914,898
Total liabilities and shareholders’ equity		79,541,433	99,250,519

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Euroseas Ltd. and Subsidiaries

Unaudited Condensed Consolidated Statements of Income

(All amounts expressed in U.S. Dollars)

		Three months ended September 30,		Nine months ended September 30,
	Notes	2005	2006	2005	2006

Revenues
Voyage revenue	4	10,257,769	9,280,725	34,091,505	29,701,945
Commissions	7	(507,672)	(384,437)	(1,847,900)	(1,280,405)
Net revenue		9,750,097	8,896,288	32,243,605	28,421,540

Operating expenses
Voyage expenses		4,321	148,018	136,224	1,014,383
Vessel operating expenses		2,051,890	2,488,781	6,322,677	7,599,948
Management fees	7	465,080	530,292	1,430,464	1,643,142
General and administrative expenses		130,864	236,341	130,864	758,281
Amortization and depreciation	10	982,026	1,794,682	2,806,348	4,989,757
Net gain on sale of vessels	10	0	(2,280,057)	0	(4,445,856)
Total operating expenses		3,634,181	2,918,057	10,826,577	11,559,655

Operating income		6,115,916	5,978,231	21,417,028	16,861,885

Other income/(expenses)
Interest and finance cost		(563,543)	(867,004)	(1,109,262)	(2,258,950)
Derivative loss	9	(18,000)	0	(100,029)	0
Foreign exchange gain/(loss)		227	943	539	(1,064)
Interest income		159,002	250,210	248,700	720,551
Other income (expenses), net		(422,314)	(615,851)	(960,052)	(1,539,463)

Net income		5,693,602	5,362,380	20,456,976	15,322,422
Earnings per share - basic and diluted	12, 13	0.52	0.43	1.99	1.23

Weighted average number of shares outstanding during the year - basic and diluted	12, 13	10,860,080	12,620,114	10,273,853	12,506,793

  The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Euroseas Ltd. and Subsidiaries

Unaudited Condensed Consolidated Statements of Changes in Shareholders’ Equity

For the nine month period ended September 30, 2006

(All amounts, except per share data, expressed in U.S. Dollars)

	Comprehensive Income	Common Shares Outstanding	Preferred Shares Outstanding	Common Stock	Preferred Stock	Paid - in Capital	Retained Earnings	Total

Balance December 31, 2005		12,260,386		367,812	-	17,883,781	8,744,963	26,996,556
Net income	15,322,422	-		-	-	-	15,322,422	15,322,422
Issuance of shares		359,728		10,791	-	(791)	-	10,000
Reversal of unutilized accrued offering expenses						400,779		400,779
Dividends		-		-	-	-	(6,814,859)	(6,814,859)
Balance September 30, 2006		12,620,114		378,603	-	18,283,769	17,252,526	35,914,898

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Euroseas Ltd. and Subsidiaries

Unaudited Condensed Consolidated Statements of Cash Flows

(All amounts expressed in U.S. Dollars)

	Nine months ended September 30,
	2005	2006
Cash flows from operating activities:
Net income	20,456,976	15,322,422
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of vessels	1,788,788	4,196,029
Amortization of deferred drydock expenses	1,017,560	793,728
Amortization of deferred finance cost	71,159	58,782
Amortisation of time charter fair value	-	(369,806)
Gain on sale of vessels	-	(4,445,856)
Loss on derivative	100,029	-

Changes in operating assets and liabilities:
(Increase)/decrease in:
Trade accounts receivable	170,338	34,561
Prepaid expenses	40,991	(346,318)
Claims and other receivables	(385,185)	67,396
Inventories	(2,530)	(189,699)
Due from related company	(29,064,948)	1,853,500
Increase/(decrease) in:
Trade accounts payable	1,705	488,085
Accrued expenses	(52,464)	(531,981)
Deferred revenue	(843,972)	(394,347)
Dry-docking expenses paid	(689,339)	(821,198)
Net cash (used in)/provided by operating activities	(7,390,892)	15,715,298

Cash flows from investing activities:
Purchase of vessel	-	(34,427,573)
Drawings from the cash retention accounts	(1,097,848)	(274,131)
Net proceeds from sale of vessels	-	9,152,494
Net cash used in investing activities	(1,097,848)	(25,549,210)

Cash flows from financing activities:
Issuance of share capital	70,270	10,000
Net proceeds from shares issued in a private placement	19,307,099	-
Dividends paid/return of capital	(44,225,000)	(6,814,859)
Loan arrangement fees paid, capitalized	(157,500)	(101,250)
Proceeds from long-term debts	37,700,000	23,750,000
Repayment of long-term debts	(14,459,999)	(13,400,000)
Net cash provided by (used) in financing activities	(1,765,130)	3,443,891

Net decrease in cash and cash equivalents	(10,253,780)	(6,390,021)
Cash and cash equivalents at beginning of period	15,497,482	20,447,301
Cash and cash equivalents at end of period	5,243,612	14,057,280

Cash paid for interest	942,620	2,189,009
Non-cash item:
Reversal of unutilized accrued offering expenses	-	400,779

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Euroseas Ltd. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements

For the nine month periods ended September 30, 2005 and 2006

(All amounts expressed in U.S. Dollars)

1.

Basis of Presentation and General Information

Euroseas Ltd. (the “Company”) was formed on May 5, 2005 under the laws of the Republic of the Marshall Islands to consolidate the beneficial owners of the ship owning companies listed below. On June 28, 2005, the beneficial owners exchanged all their shares in the ship-owning companies for shares in Friends Investment Company Inc., a newly formed Marshall Islands company. On June 29, 2005, Friends Investment Company Inc. then exchanged all the shares in the ship-owning companies for shares in Euroseas Ltd., thus becoming the sole shareholder of Euroseas Ltd. The transaction described above constitutes a reorganization of companies under common control, and has been accounted for in a manner similar to a pooling of interests, as each ship-owning company was under the common control of the Pittas family prior to the transfer of ownership of the companies to Euroseas Ltd.  Accordingly, the accompanying unaudited condensed consolidated financial statements have been presented as if the ship-owning companies were consolidated subsidiaries of the Company for all periods presented and using the historical carrying costs of the assets and the liabilities of the ship-owning companies listed below.

On August 25, 2005, Euroseas Ltd. sold 2,342,331 common shares at $9.00 (after adjusted for the 1-for-3 reverse stock split effected on October 6, 2006) each in an institutional private placement, together with 0.25 of detachable warrants for each common share to acquire up to 585,581 common shares.  The total proceeds, net of issuance costs of $3,500,309, amounted to $17,510,400.  The warrants allow their holders to acquire one share of Euroseas stock at a price of $10.80 per share and are exercisable for a period of five years from the issue of the warrant. [See Note 12 for final issuance costs adjustments.]

On August 25, 2005, as a condition to the institutional private placement described above, the Company and Cove Apparel, Inc. (Cove, an unrelated party and public shell corporation) signed an Agreement and Plan of Merger (the “Merger Agreement”).  The Merger Agreement provides for the merger of Cove and Euroseas Acquisition Company Inc., a Delaware corporation and a wholly-owned subsidiary of Euroseas Ltd. formed on June 21, 2005, with the current stockholders of Cove receiving 0.0034323 shares (after adjusted for the 1-for-3 reverse stock split) of Euroseas Ltd. common stock for each share of Cove common stock they presently own.  Euroseas Ltd., as part of the merger, filed a registration statement with the Securities and Exchange Commission to register the shares issued in the merger to the Cove stockholders.

The SEC declared effective on February 3, 2006 the Company’s registration statement on Form F-4 that registered the Euroseas Ltd. common shares issued to Cove shareholders.  The SEC also declared effective on February 3, 2006 the Company’s registration statement on Form F-1 that registered the re-sale of the 2,342,331 Euroseas Ltd. common shares and 585,581 Euroseas Ltd. common shares issuable upon the exercise of the warrants issued in connection with the institutional private placement as well as 272,868 shares to be issued to certain Cove’s shareholders as part of the merger with Cove.

The Company submitted on February 10, 2006 an application to list the Euroseas Ltd. common shares on the OTC Bulletin Board

Euroseas Ltd. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

For the nine month periods ended September 30, 2005 and 2006

(All amounts expressed in U.S. Dollars)

1.

Basis of Presentation and General Information - Continued

On March 27, 2006, Euroseas Ltd. consummated the merger with Cove and, as a result, Cove merged into Euroseas Acquisition Company Inc., and the separate corporate existence of Cove ceased.  The Cove stockholders received Euroseas Ltd. common shares and received dividends totaling to $140,334 related to dividends previously declared by Euroseas Ltd. (the difference of 15 shares is due to rounding-up fractional shares during the exchange). Euroseas Acquisition Company Inc. changed its name to Cove Apparel, Inc.  Also, following the completion of the merger, the common stock of Cove has been de-listed and no longer trades on the OTC Bulletin Board. On the date of the merger, Cove had cash of $10,000, had no other assets and had no liabilities.

Euroseas was approved to trade on March 2, 2006 and started trading on the OTC Bulletin Board on May 5, 2006.  On October 6, 2006, the Company effected a 1-for-3 reverse split of its common stock (see also Note 12).

The operations of the vessels are managed by Eurobulk Ltd. (the “manager”), a corporation controlled by members of the Pittas Family -- the controlling shareholder of Friends Investment Company Inc.

The manager has an office in Greece located at 40 Ag. Konstantinou Street, 151 24, Maroussi, Athens, Greece. The manager provides the Company with a wide range of shipping services such as technical support and maintenance, insurance consulting, chartering, financial and accounting services, as well as executive management services, in consideration for fixed and variable fees (Note 7).

The Company is engaged in the ocean transportation of dry bulk and containers through the ownership and operation of the following dry bulk and container carriers:

•

Searoute Maritime Ltd. incorporated in Cyprus on May 20, 1992, owner of the Cyprus flag 33,712 DWT bulk carrier motor vessel “Ariel”, which was built in 1977 and acquired on March 5, 1993.

•

Oceanopera Shipping Ltd. incorporated in Cyprus on June 26, 1995, owner of the Cyprus flag 34,750 DWT bulk carrier motor vessel “Nikolaos P”, which was built in 1984 and acquired on July 22, 1996.

•

Oceanpride Shipping Ltd. incorporated in Cyprus on March 7, 1998, owner of the Cyprus flag 26,354 DWT bulk carrier motor vessel “John P”, which was built in 1981 and acquired on March 7, 1998.

•

Alcinoe Shipping Ltd. incorporated in Cyprus on March 20, 1997, owner of the Cyprus flag 26,354 DWT bulk carrier motor vessel “Pantelis P”, which was built in 1981 and acquired on June 4, 1997.

•

Alterwall Business Inc. incorporated in Panama on January 15, 2001, owner of the Panama flag 18,253 DWT container carrier motor vessel “HM Qingdao1” (ex Kuo Jane), which was built in 1990 and acquired on February 16, 2001.

Euroseas Ltd. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

For the nine month periods ended September 30, 2005 and 2006

(All amounts expressed in U.S. Dollars)

1.

Basis of Presentation and General Information - Continued

•

Allendale Investment S.A. incorporated in Panama on January 22, 2002, owner of the Panama flag 18,154 DWT container carrier motor vessel “Kuo Hsiung”, which was built in 1993 and acquired on May 13, 2002.

•

Diana Trading Ltd. incorporated in the Marshall Islands on September 25, 2002, owner of the Marshall Islands flag 69,734 DWT bulk carrier motor vessel “Irini”, which was built in 1988 and acquired on October 15, 2002.

•

Salina Shipholding Corp., incorporated in the Marshall Islands on October 20, 2005, owner of the Marshall Islands flag 29,693 DWT container carrier motor vessel “Artemis”, which was built in 1987 and acquired on November 25, 2005.

•

Xenia International Corp., incorporated in the Marshall Islands on April 6, 2006, owner of the Marshall Islands flag 22,568 DWT / 950 TEU multipurpose motor vessel “Tasman Trader”, which was built in 1990 and acquired on April 27, 2006.

•

Prospero Maritime Inc., incorporated in the Marshall Islands on July 21, 2006, owner of the Marshall Islands flag 69,268 DWT dry bulk motor vessel “Aristides N.P.”, which was built in 1993 and acquired on September 4, 2006

In addition, the historical financial statements include the accounts of the vessel owning company, Silvergold Shipping Ltd., which was managed by Eurobulk Ltd. during the periods presented.  Silvergold Shipping Ltd. incorporated in Cyprus on May 16, 1994.  Until June 3, 1996, the Company was engaged in ship owning activities, but thereafter, the Company’s assets and liabilities were liquidated and the retained earnings were distributed to the shareholders.  The Company remained dormant until October 10, 2000 when it acquired the 18,000 DWT Cyprus flag container carrier motor vessel “Widar”, which was built in 1986. The vessel was sold on April 24, 2004. The Pittas family, the controlling shareholders of Friends Investment Company Ltd., who is the Company’s largest shareholder, also owned the ship owning company Silvergold Shipping Ltd., and, accordingly, these accompanying financial statements also consolidate the accounts of Silvergold Shipping Ltd until May 31, 2005, when Silvergold Shipping Ltd. declared a final dividend of $35,000 to its shareholders.

Euroseas Ltd. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

For the nine month periods ended September 30, 2005 and 2006

(All amounts expressed in U.S. Dollars)

2.

Significant Accounting Policies

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. Accordingly, they do not include all the information and notes required by U.S. generally accepted accounting principles for complete financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments considered necessary for a fair presentation of the Company’s financial position, results of operations and cash flow for the periods presented. Operating results for the nine month period ended September 30, 2006 are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2006.

The unaudited condensed consolidated financial statements as of and for the three and nine months periods ended September 30, 2006 and 2005 should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2005 as filed with the SEC on Form 20-F.

The following are the significant accounting policies adopted by the Company:

Principles of consolidation

The accompanying unaudited condensed consolidated financial statements included the accounts of Euroseas Ltd. and its subsidiaries.  Inter-company transactions were eliminated on consolidation.

Use of estimates

The preparation of the accompanying unaudited condensed consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the consolidated financial statements, and the stated amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

Other comprehensive income

The Company follows the provisions of Statement of Financial Accounting Standards No. 130, “Statement of Comprehensive Income” (“SFAS 130”), which requires separate presentation of certain transactions which are recorded directly as components of stockholders’ equity.  The Company has no other comprehensive income and, accordingly, comprehensive income equals net income for all periods presented.

Euroseas Ltd. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

For the nine month periods ended September 30, 2005 and 2006

(All amounts expressed in U.S. Dollars)

2.

Significant Accounting Policies - continued

Foreign currency translation

The Company’s functional currency is the U.S. dollar.  Assets and liabilities denominated in foreign currencies are translated into U.S. dollars at exchange rates prevailing at the balance sheet date.  Income and expenses denominated in foreign currencies are translated into U.S. dollars at exchange rates prevailing at the date of the transaction.  Resulting exchange gains and/or losses on settlement or translation are included in the consolidated statements of income.

Cash equivalents

Cash equivalents are time deposits or other certificates purchased with an original maturity of three months or less.

Trade accounts receivable

The amount shown as trade accounts receivable, at each balance sheet date, includes estimated recoveries from each voyage or time charter, net of a provision for doubtful accounts. At each balance sheet date, the Company provides for doubtful accounts on the basis of specific identified doubtful receivables.  At December 31, 2005 and September 30, 2006, no provision for doubtful debts was considered necessary.

Claims and other receivables

Claims and other receivables principally represent claims arising from hull or machinery damages, crew salaries claims or other insured risks that have been submitted to insurance adjusters or are currently being compiled.  All amounts are shown net of applicable deductibles.

Inventories

Inventories consist of bunkers, lubricants and victualling on board the Company’s vessels at the balance sheet date and are stated at the lower of cost and market value.  Victualling is valued using the first-in-first-out (FIFO) method while bunkers and lubricants are valued on an average cost basis.

Vessels

Vessels are stated at cost which comprises the vessels’ contract price, costs of major repairs and improvements upon acquisition, direct delivery and other acquisition expenses less accumulated depreciation. Subsequent expenditures for conversions and major improvements are also capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels otherwise these amounts are charged to expense as incurred.

Expenditures for vessel repair and maintenance is charged against income in the period incurred.

Euroseas Ltd. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

For the nine month periods ended September 30, 2005 and 2006

(All amounts expressed in U.S. Dollars)

2.

Significant Accounting Policies - Continued

Depreciation

Depreciation is calculated on a straight line basis with reference to the cost of the vessel, age and scrap value as estimated at the date of acquisition.  Depreciation is calculated over the remaining useful life of the vessel, which is estimated to range from 25 to 30 years from the completion of its construction.  Estimates of remaining useful lives and of the scrap values of property are periodically reviewed and revised to recognize changes in conditions and such revisions, if any, are recognized over current and future periods.

Revenue and expense recognition

Revenues are generated from voyage and time charter agreements.  Time charter revenues are recorded over the term of the charter as service is provided.  Under a voyage charter, the revenues and associated voyage costs are recognized on a pro-rata basis over the duration of the voyage. Probable losses on voyages are provided for in full at the time such losses can be estimated.  A voyage is deemed to commence upon the completion of discharge of the vessel’s previous cargo and is deemed to end upon the completion of discharge of the current cargo.  Demurrage income, which in included in voyage revenues, represents payments received from the charterer when loading or discharging time exceeded the stipulated time in the voyage charter and is recognized when earned.

Charter fees received in advance are deferred and recognized as charter services are rendered.

Vessels operating expenses comprise all expenses relating to the operation of the vessels, including crewing, repairs and maintenance, insurance, stores, lubricants and miscellaneous expenses. Vessels operating expenses are recognized as incurred; payments in advance of services or use are recorded as prepaid expenses. Voyage expenses comprise all expenses relating to particular voyages, including bunkers, port charges, canal tolls, and agency fees.

For the Company’s vessels operating in chartering pools, revenues and voyage expenses are pooled and allocated to each pool’s participants on a time charter equivalent basis in accordance with an agreed-upon formula.

Dry-docking and special survey costs

Dry-docking and special survey costs are deferred and amortized over the estimated period to the next scheduled dry-docking or survey, which are generally two and a half years and five years, respectively.  Unamortized dry-docking and special survey costs of vessels that are sold are written-off to income in the year of the vessel’s sale.

Pension and retirement benefit obligations – crew

The ship-owning companies employ the crews on board the vessels under short-term contracts (usually up to 9 months).  Accordingly, they are not liable for any pension or post retirement benefits.

Euroseas Ltd. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

For the nine month periods ended September 30, 2005 and 2006

(All amounts expressed in U.S. Dollars)

2.

Summary of Significant Accounting Policies - Continued

Financing costs

Loan arrangement fees are deferred and amortized to interest expense over the duration of the underlying loan using the effective interest method. Unamortized fees relating to loans repaid or refinanced are expensed in the period the repayment or refinancing occurs.

Assets held for sale

It is the Company’s policy to dispose of vessels when suitable opportunities occur and not necessarily to keep them until the end of their useful life. The Company classifies assets as being held for sale in accordance with SFAS No. 144, “Accounting for the impairment or the disposal of long-lived assets” when the following criteria are met: management has committed to a plan to sell the asset; the asset is available for immediate sale in its present condition; an active program to locate a buyer and other actions required to complete the plan to sell the asset have been initiated; the sale of the asset is probable, and transfer of the asset is expected to qualify for recognition as a completed sale within one year; the asset is being actively marketed for sale at a price that is reasonable in relation to its current fair value and actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

Long-lived assets classified as held for sale are measured at the lower of their carrying amount or fair value less cost to sell. These assets are not depreciated once they meet the criteria to be held for sale. At December 31, 2005 and September 30, 2006, there were no assets held for sale.

Impairment of long-lived assets

The Company follows SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the asset’s carrying amount. In the evaluation of the fair value and future benefits of long-lived assets, the Company performs an analysis of the anticipated undiscounted future net cash flows of the related long-lived assets. If the carrying value of the related asset exceeds the undiscounted cash flows, the carrying value is reduced to its fair value. Various factors including future charter rates and vessel operating costs are included in this analysis. The Company determined that no impairment loss is needed to be recognized for applicable assets for any of the periods presented.

Fair value of time charter acquired

The Company records all identified tangible and intangible assets associated with the acquisition of a vessel or liabilities at fair value. Where vessels are acquired with existing time charters, the Company allocates the purchase price to the time charters based on the present value of the difference of the charter rate from the prevailing market rate for a charter of equivalent duration. In discounting the charter rate differences in future periods, the Company uses its Weighted Average Cost of Capital (WACC) adjusted to account for the credit quality of the charterer. The capitalized above-market (assets) and below-market (liabilities) charters are amortized as a reduction and increase, respectively, to voyage revenues over the remaining term of the charter.

Euroseas Ltd. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

For the nine month periods ended September 30, 2005 and 2006

(All amounts expressed in U.S. Dollars)

2.

Summary of Significant Accounting Policies - Continued

Derivative financial instruments

SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" as amended establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value with changes in the instruments' fair value recognized currently in earnings unless specific hedge accounting criteria are met.  Pursuant to SFAS No. 133, the transactions did not qualify as a hedge or meet the criteria of hedge accounting. All gains or losses on the derivative financial instruments are reflected in the consolidated statements of income.

For the nine month period ended September 30, 2005, the Company had interest rate swaps outstanding which did not qualify for hedge accounting treatment.  Accordingly, all related gains or losses have been recorded in the condensed consolidated statements of income.  The fair value at September 30, 2005 of ($100,029) is included in claims and other receivables.  There were no interest rate swaps for the nine month period ended September 30, 2006.

Earning per common share

Basic earnings per common share are computed by dividing the net income by the weighted average number of common shares outstanding during the year. Potential common shares that are anti-dilutive, such as the warrants outstanding as of September 30, 2006 since their exercise price exceeds the market value of a Euroseas Ltd. common share, are excluded from earnings per share.

Segment reporting

The Company reports financial information and evaluates its operations by charter revenue and not by the length of ship employment for its customers, i.e. spot or time charters.  The Company does not use discrete financial information to evaluate the operating results for each such type of charter. Although revenue can be identified for these types of charters, management cannot and does not identify expenses, profitability or other financial information for these charters.  As a result, management, including the chief operating decision maker, reviews operating results solely by revenue per day and operating results of the fleet and thus the Company has determined that it operates under one reporting segment. Furthermore, when the Company charters a vessel to a charterer, the charterer is free to trade the vessel worldwide and, as a result, the disclosure of geographical information is impracticable.

Euroseas Ltd. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

For the nine month periods ended September 30, 2005 and 2006

(All amounts expressed in U.S. Dollars)

2.

Summary of Significant Accounting Policies - Continued

Recent accounting pronouncements

 In March 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 156 Accounting for Servicing of Financial Assets—an amendment of FASB Statement No. 140. The Statement provides a single definition of fair value, together with a framework for measuring it, and requires additional disclosure about the use of fair value to measure assets and liabilities. Statement 157 also emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and sets out a fair value hierarchy with the highest priority being quoted prices in active markets. Under the Statement, fair value measurements are disclosed by level within that hierarchy. The Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. This statement will be effective for the Company on January 1, 2008. The Company does not believe that this pronouncement will have an effect on its financial position, results of operations or cash flows.

In September 2006, the FASB issued SFAS No. 157 Fair Value Measurements. This Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, the FASB having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements. However, for some entities, the application of this Statement will change current practice. This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. This statement will be effective for the Company on January 1, 2008. The Company does not believe that this pronouncement will have an effect on its financial position, results of operations or cash flows.

On September 13, 2006, the SEC released staff accounting bulleting (“SAB”) No. 108, which provides guidance on materiality. SAB No. 108 states that registrants should use both a balance sheet (iron curtain) approach and an income statement (rollover) approach when quantifying and evaluating the materiality of a misstatement, contains guidance on correcting errors under the dual approach, and provides transition guidance for correcting errors existing in prior years. If prior-year errors that had been previously considered immaterial (based on the appropriate use of the registrant’s prior approach) now are considered material based on the approach in the SAB, the registrant need not restate prior period financial statements. SAB No. 108 is effective for annual financial statements covering the first fiscal year ending after November 15, 2006. This statement will be effective for the Company for the fiscal year ending December 31, 2006. The Company is currently evaluating the effect that adoption of SAB No. 108 will have on its financial position and results of operations.

Euroseas Ltd. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

For the nine month periods ended September 30, 2005 and 2006

(All amounts expressed in U.S. Dollars)

3.

Inventories

The amounts shown in the accompanying consolidated balance sheets consisted of the following:

	December 31, 2005	September 30, 2006
Lubricants	312,390	503,299
Victualling	59,301	58,091
Total	371,691	561,390

4.

Deferred Revenue

Deferred revenue represents cash received from charterers prior to it being earned. These amounts are recognized as income in the period the related services are rendered.

5.

Fair Value of Below Market Time Charter Acquired

The vessel m/v “Tasman Trader” was acquired with an outstanding time charter terminating on December 17, 2008 with a charter rate of $8,850 per day and the vessel m/v “Aristides N.P.” was acquired with an outstanding time charter contract terminating on December 17, 2008 with a charter rate of $19,750 per day.  These charter rates were below the market rates for equivalent time charters at the time the vessels were acquired resulting in a reduction in the purchase price for the vessels (see Note 10).  The present values of the below the market charters were estimated by the Company as $1,237,072 and $412,500, respectively, were recorded as liabilities on the balance sheet. For m/v “Tasman Trader”, $117,816 and $201,056 of the above was included in voyage revenues for the three and nine month periods ended September 30, 2006 respectively, and the remaining $1,036,016 is recorded as a liability on the balance sheet; for m/v “Aristides N.P.”, $168,750 of the above is included in voyage revenues for the three and nine month periods ended September 30, 2006, and the remaining $243,750 is recorded as a liability on the balance sheet.

Euroseas Ltd. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

For the nine month periods ended September 30, 2005 and 2006

(All amounts expressed in U.S. Dollars)

6.

Accrued Expenses

This account consisted of:

	December 31, 2005	September 30, 2006

Accrued offering expenses	1,121,397	200,000
Accrued payroll expenses	31,928	23,825
Accrued interest	139,536	150,325
Accrued general and administrative expenses	269,666	173,614
Other accrued expenses	215,110	297,113
Total	1,777,637	844,877

7.

Related Party Transactions

The Company’s vessel owning companies are parties to management agreements with Eurobulk Ltd. (“Management Company”), also controlled by the Pittas family, whereby the Management Company provides technical and commercial management for a fixed daily fee of Euro 590 per vessel for the periods ended September 30, 2005 and an average of Euro 608 for the period ended September 30, 2006. Such management fees amounted to $1,430,464 and $1,643,142 for the nine months periods ended September 30, 2005 and 2006, respectively. These agreements were renewed on January 31, 2005 and amended in August and October 2006 with an initial term of five years and will automatically be extended after the initial term until terminated by the parties.  Termination is not effective until two months following notice having been delivered in writing by either party after the expiration of the initial five-year period. An annual adjustment of the management fee due to inflation as provided under the management agreement took effect on the annual anniversary of the agreement on January 31, 2006 increasing the management fee by Euro 20 per vessel per day to Euro 610 per vessel.

The Company uses brokers to provide services, as is industry practice.  Eurochart S.A., a company also controlled by the Pittas family, provides sales and purchases (S&P) and chartering services to the Company.  A commission of 1% on vessel sales price and 1%-1.25%, on charter revenue is paid to Eurochart S.A. for these services.  There was no 1% sales commission paid to Eurochart S.A. for the  period ended September 30, 2005 as there were no vessel sales or purchases during this period; for the nine month period ended on September 30, 2006 an amount of $603,100 was paid to Eurochart S.A. as commission for the purchase of m/v “Tasman Trader” and m/v “Aristides N.P.” and sale of m/v “Pantelis P” and m/v “John P”.  The commission on charter revenue for the nine month periods ended September 30, 2005 and 2006 amounted to $402,809 and $337,095, respectively.

Euroseas Ltd. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

For the nine month periods ended September 30, 2005 and 2006

(All amounts expressed in U.S. Dollars)

7.

Related Party Transactions (continued)

The former shareholders of the ship-owning companies that became wholly owned subsidiaries of the Company, together with another ship management company, have one joint venture with the insurance broker Sentinel Maritime Services Inc. and one with the crewing agent More Maritime Agencies Inc.  The shareholders’ percentage participation in these joint ventures was 58% in 2005 and 68.60% in 2006.  These companies provide certain insurance and crewing services for the shipowning subsidiaries and their fees are included in operating expenses.

Amounts due to or from related parties represent net disbursements and collections made on behalf of the vessel-owning companies by the Management Company during the normal course of operations for which a right of off-set exists.  As of September 30, 2006, the amount due from related companies was $1,159,220; as of December 31, 2005, the amount due from related companies was $3,012,720. Based on the management agreement between Euroseas Ltd. and Eurobulk Ltd. an estimate of the quarter’s operating expenses, expected drydock expenses, management fee and executive services fee is to be advanced in the beginning of quarter to Eurobulk Ltd.  For the current fleet, this advance is estimated between $3,300,000 and $3,500,000 excluding any advances needed for drydock expenses and is paid in advance around the beginning of each quarter.

Euroseas Ltd. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

For the nine month periods ended September 30, 2005 and 2006

(All amounts expressed in U.S. Dollars)

8.

Long-term Debt

This consisted of bank loans of the ship-owning companies are as follows:

Borrower		December 31, 2005	September 30, 2006
Diana Trading Limited	(a)	$ 6,560,000	$ 4,700,000
Alcinoe Shipping Limited/ Oceanpride Shipping Limited/ Searoute Maritime Ltd/ Oceanopera Shipping Ltd	(b)	9,500,000	4,100,000
Alterwall Business Inc./ Allendale Investments S.A	(c)	17,000,000	12,875,000
Salina Shipholding Corp.	(d)	15,500,000	13,750,000
Xenia International Corp	(e)	-	7,985,000
Prospero Maritime Inc.	(f)	-	15,500,000
		48,560,000	58,910,000
Less: Current portion		(14,430,000)	(14,390,000)
Long-term portion		$ 34,130,000	$ 44,520,000

The future annual loan repayments are as follows:

To September 30
2007	14,390,000
2008	13,840,000
2009	7,750,000
2010	5,810,000
Thereafter	17,120,000
Total	$ 58,910,000

(a)

This consisted of loan amounting to $4,900,000 and $1,000,000 drawn on October 16, 2002 and on December 2, 2002, respectively.  The loan is payable in twenty-four consecutive quarterly installments of $220,000 each, and a balloon payment of $620,000 payable together with the final quarterly installment due in October 2008.  The interest is based on LIBOR plus 1.6% per annum.

An additional loan of $4,200,000 was drawn on May 9, 2005.  The loan is payable in twelve consecutive quarterly installments consisting of four installments of $450,000 each, and eight installments of $300,000 each with the final installment due in May 2008.  The interest is based on LIBOR plus 1.25% per annum.

Euroseas Ltd. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

For the nine month periods ended September 30, 2005 and 2006

(All amounts expressed in U.S. Dollars)

8.

Long-term Debt - continued

(b)

Alcinoe Shipping Ltd., Oceanpride Shipping Ltd., Searoute Maritime Ltd. and Oceanopera Shipping Ltd. drew $13,500,000 against a loan facility for which they are jointly and severally liable.  Prior to obtaining the loan, an amount of $1,400,000 was paid in settlement of the outstanding loans as at June 30, 2005 for Alcinoe Shipping Ltd. and Oceanpride Shipping Ltd.  The loan is payable in twelve consecutive quarterly installments consisting of two installments of $2,000,000 each, one installment of $1,500,000, nine installments of $600,000 each and a balloon payment of $2,600,000 payable with the final installment due in May 2008.  Interest is based on LIBOR plus 1.5% per annum.

In 2006, two additional early repayments of $1,500,000 each (for a total of $3,000,000) corresponding to the sale of M/V John P and M/V Pantelis P took place in June and July (see Note 10(a) and 10(b)). The repayment schedule starting July 1, 2006 has been agreed to $300,000 per quarter with a $2,000,000 balloon payment along with the last installment in the second quarter of 2008.

(c)

Allendale Investments S.A. and Alterwall Business Inc. drew $20,000,000 on May 26, 2005 against a loan facility for which they are jointly and severally liable.  The outstanding amount of their existing loans from the same creditor bank was $7,800,000 and was repaid in full.  The loan is payable in twenty-four unequal consecutive quarterly installments of $1,500,000 each in the first year, $1,125,000 each in the second year, $775,000 each in the third year, $450,000 each in the fourth through sixth years and a balloon payment of $1,000,000 payable with the final installment due in May 2011. The interest is based on LIBOR plus 1.25% per annum as long as the outstanding loan amount remains below 60% of the fair market value (FMV) of M/V HM Qingdao I and M/V Kuo Hsiung and 1.375% if the outstanding loan amount is above 60% of the FMV of such vessels.

(d)

This is a $15,500,000 loan drawn by Salina Shipholding Corp. on December 30, 2005.  The loan is payable in ten consecutive semi-annual installments consisting of six installments of $1,750,000 each and four installments of $650,000 each and a balloon payment of $2,400,000 payable with the final installment in January 2011. The first installment is due in June 2006. The interest is based on LIBOR plus a margin that ranges between 0.9-1.1%, depending on the asset cover ratio. The loan is secured with the following: (i) first priority mortgage over M/V Artemis, (ii) first assignment of earnings and insurance of M/V Artemis, (iii) a corporate guarantee of Euroseas Ltd., and (iv) a minimum cash balance equal to an amount of no less than $300,000 in an account Salina Shipholding Corp. maintains with the bank, and, overall liquidity (cash and cash equivalents) of $300,000 for each of the Company’s vessels throughout the life of the facility.

(e)

This is a $8,250,000 loan drawn by Xenia International Corp. on June 30, 2006.  The loan is payable in twenty three consecutive quarterly installments consisting of $265,000 each and a balloon payment of $2,155,000 payable with the final installment in March 2012. The first installment is due in September 2006. The interest is based on LIBOR plus a margin of 0.95%. The loan is secured with the following: (i) first priority mortgage over M/V “Tasman Trader”, (ii) first assignment of earnings and insurance of M/V “Tasman Trader”, (iii) a corporate guarantee of Euroseas Ltd., and (iv) a minimum cash balance equal to an amount of no less than $300,000 in an account Xenia International Corp. maintained with the bank, and, overall liquidity (cash and cash equivalents) of $300,000 for each of the Company’s vessels throughout the life of the facility.

(f)

This is a $15,500,000 loan drawn by Prospero Maritime Inc. on September 4, 2006.  The loan is payable in fourteen consecutive semi-annual installments consisting of two installments of $1,200,000 each, one installment of $1,000,000 each and eleven installments of $825,000 each and a balloon payment of $3,025,000 payable with the final installment in September 2013. The first installment is due in March 2007. The interest is based on LIBOR plus a margin that ranges between 0.9-0.95%, depending on the asset cover ratio. The loan is secured with the following: (i) first priority mortgage over m/v “Aristides N.P.”, (ii) first assignment of earnings and insurance of m/v “Aristides N.P.”, (iii) a corporate guarantee of Euroseas Ltd., and (iv) a minimum cash balance equal to an amount of no less than $300,000 in an account Prospero Maritime Inc. maintains with the bank, and, overall liquidity (cash and cash equivalents) of $300,000 for each of the Company’s vessels throughout the life of the facility.

In addition to the terms specific to each loan described above, all the above loans are secured with one or more of the following:

•

first priority mortgage over the respective vessels on a joint and several basis.

•

first assignment of earnings and insurance.

•

a personal guarantee of one shareholder.

•

a corporate guarantee of Eurobulk Ltd. and/or Euroseas Ltd.

•

a pledge of all the issued shares of each borrower.

The loan agreements contain covenants such as restrictions as to changes in management and ownership of the vessel shipowning companies, distribution of profits or assets, additional indebtedness and mortgaging of vessels without the lender’s prior consent, the sale of vessels, maximum fleet leverage, minimum requirements regarding the hull ratio cover and minimum cash retention accounts (restricted cash). Restricted cash are deposits with certain banks that can only be used to pay the current loan installments. The Company is not in default in any of the foregoing covenants.

Euroseas Ltd. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

For the nine month periods ended September 30, 2005 and 2006

(All amounts expressed in U.S. Dollars)

9.

Derivative Financial Instruments

The losses for the period ended September 30, 2005 arose from interest rate swaps that did not meet the criteria for hedge accounting treatment. Accordingly, all gains or losses have been recorded in the statement of income for the period.  The swap was entered into during the period ended September 30, 2005 and settled in October 2005.  There were no derivative instruments outstanding on September 30, 2006.

10.

Vessels, net

During the nine months ended September 30, 2006, the Company acquired m/v “Tasman Trader” and m/v “Aristides N.P.” and sold m/v “Pantelis P” and m/v “John P”.

m/v “Tasman Trader” was acquired for $10,775,000 with an existing time charter terminating on December 17, 2008 and charter rate of $8,850 per day.  The charter rate was below market rates for an equivalent charter at the time of acquisition.  The present value of the below the market charter was estimated by the Company at $1,237,072.  Consequently, the book value of the vessel (charter free) was increased by the same amount plus capitalized purchase expenses of $79,321 for a total book value of $12,091,393. The present value of the below market charter is recorded as a liability and is being amortized as revenue over the remaining term of the charter.

m/v “Aristides N.P.” was acquired for $23,460,000 with an existing time charter terminating on November 8, 2006 and charter rate of $17,750 per day.  The charter rate was below market rates for an equivalent charter at the time of acquisition.  The present value of the below the market charter was estimated by the Company at $412,500.  Consequently, the book value of the vessel (charter free) was increased by the same amount plus capitalized purchase expenses of $113,252 for a total book value of $23,985,752. The present value of the below market charter is recorded as a liability and is being amortized as revenue over the remaining term of the charter.

m/v “Pantelis P” was sold on May 31, 2006. The net sale proceeds from the sale of m/v “Pantelis P” were $4,416,228. For the nine month period ended September 30, 2006, the depreciation of m/v “Pantelis” until it was sold amounted to $107, 587 resulting in a book value at the time of sale of $2,114,421. The unamortized deferred drydock charge at the time of sale was $136,008 resulting in a gain on sale of $2,165,799.

m/v “John P” was sold on July 5, 2006. The net sale proceeds from the sale of m/v “John P” were $4,736,266. m/v “John P” was considered as “asset held for sale” during the period April 1, 2006 to July 5, 2006 and was not further depreciated during the nine month period ended September 30, 2006. For the three month period ended March 31, 2006 m/v “John P” was depreciated by $60,697. Its book value as of July 5, 2006 was $2,145,894.  The unamortized deferred drydock charge at the time of sale was $310,315 resulting in a gain on sale of $2,280,057.

Euroseas Ltd. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

For the nine month periods ended September 30, 2005 and 2006

(All amounts expressed in U.S. Dollars)

11.

Commitments and Contingencies

There are no material legal proceedings to which the Company is a party or to which any of its properties are subject, other than routine litigation incidental to the Company’s business.  In the opinion of the management, the disposition of these lawsuits should not have a material impact on the consolidated results of operations, financial position and cash flows.

The distribution of the net earnings by one of the chartering pools which has one of the Company’s vessels in its pool has not yet been finalized for the period ended September 30, 2006.  Any effect on the Company’s income resulting from any future reallocation of pool income cannot be reasonably estimated but will not materially affect the Company’s results.

12.

Common Stock and Additional Paid-in Capital

Common stock relates to 12,620,114 shares with a par value of $0.03 each adjusted for the 1-for-3 reverse split on the Company common stock effected on October 6, 2006 (see below). The amount shown in the accompanying consolidated balance sheets, as additional paid-in capital, represents payments received in excess of par value which is treated from the accounting point of view as capital.  In August 2005, the Company sold 2,342,331 common shares as adjusted for the reverse split in an institutional private placement, together with 0.25 detachable warrants for each common share to acquire up to 585,581 common shares as adjusted for the reverse split (see Note 1).  The value of the warrants, which is included in “Additional Paid-in Capital,” was estimated to be about $600,000.

On March 27, 2006 and as part of the merger of Euroseas Acquisition Company Inc., (a wholly owned subsidiary of Euroseas Ltd.), with Cove Apparel Inc. an additional 359,728 common shares, as adjusted for the reverse split, were issued to Cove Apparel Inc.’s shareholders (a total of 15 more shares than originally calculated were issued to Cove Apparel Inc.’s shareholders due to the rounding-up of fractional shares during the exchange).  The issuance of these shares was recorded as an increase of the share capital ($10,791) and a decrease of paid-in capital of $791, as Cove Apparel Inc. had at the time of merger net assets of $10,000.

On August 8, 2006, the annual shareholders meeting of the Company approved the Company’s 2006 Stock Incentive Plan. The plan will be administered by the Board of Directors which can make awards totaling in aggregate up to 600,000 shares as adjusted for the reverse split over the next 10 years. The persons eligible to receive awards under the Plan are those officers, directors, and executive, managerial, administrative and professional employees of the Company, (collectively, “key persons”) as the Board in its sole discretion shall select based upon such factors as the Board shall deem relevant. Awards may be made under the Plan in the form of incentive stock options, non-qualified stock options, stock appreciation rights, dividend equivalent rights, restricted stock, unrestricted stock, restricted stock units and performance shares.  No awards have been made under this plan.

On September 30, 2006, the private placement expenses of August 2005 were finalized as $3,099,530 against $3,500,309 provided for at the time of the deal. As a result, the difference of $400,779 was reversed against “Paid-in capital”.

Euroseas Ltd. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

For the nine month periods ended September 30, 2005 and 2006

(All amounts expressed in U.S. Dollars)

12.

Common Stock and Additional Paid-in Capital (continued)

On October 6, 2006, the Company effected an 1-for-3 reverse stock split of its common stock. As a result of the split the par value of the Company’s common shares was increased to $0.03 per share and the number of outstanding shares became 12,620,114.  There was no change in the number of authorized common shares of the Company or to the par value or number of authorized preferred shares.  All share and per share amounts in these financial statements have been retroactively restated to reflect this stock split.

13.

Earnings Per Share

Basic and diluted earnings per common share are computed as follows:

	Three months ended September 30, 2005	Nine months ended September 30, 2005	Three months ended September 30, 2006	Nine months ended September 30, 2006

Income:
Net income	5,693,602	20,456,976	5,362,380	15,322,422
Basic and Diluted earnings per share:
Weighted average common shares – Outstanding as adjusted for the 1 for 3 reverse split on October 6, 2006	10,860,080	10,273,853	12,620,114	12,506,793
Basic earnings per share	0.52	1.99	0.43	1.23

Euroseas Ltd. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

For the nine month periods ended September 30, 2005 and 2006

(All amounts expressed in U.S. Dollars)

14.

Subsequent Events

(a)

On October 12, 2006, the Company purchased a 1,599 TEU containership (m/v YM Xingang I), built in 1993, for $27.25 million. The vessel was delivered to the Company on November 15, 2006 with a period time charter until July/September 2009 to Yang Ming at the gross charter rate of $26,650 per day. The acquisition was financed with approximately $7.25 million from the Company’s cash reserves and a bank loan of $20.0 million. The loan will be repaid in eight consecutive quarterly installments of $1.0 million each, the first of which is due in February 2007, followed by four consecutive quarterly installments of $750,000 each, followed by sixteen consecutive installments of $250,000 each and a balloon payment of $5.0 million payable with the last installment in November 2013. The first installment is due in February 2007. The interest is based on LIBOR plus a margin of 0.935%. The Company has the option to prepay $7.0 million during the first year following the drawdown, in which case the remaining repayment installment during the first three years may be reduced by a maximum of 35% each with the balance of the prepayment amount to be setoff against the balloon. In the use of the prepayment the margin will become 0.90%. The loan is secured with the following: (i) first priority mortgage over the vessel, (ii) first assignment of earnings and insurance, (iii) a corporate guarantee of Euroseas Ltd. and (iv) a third mortgage on the Company vessel m/v Irini also financed by the same bank. The loan agreement contains ship finance covenants including restrictions as to changes in management and ownership of the vessel, distribution of dividends or any other distribution of profits and assets, additional indebtedness and mortgaging of the vessel without the lender’s prior consent, the sale of the vessel, minimum requirements regarding the hull ratio cover and minimum cash retention account.

(b)

On November 9, 2006, the Board of Directors declared a cash dividend of $0.21 per Euroseas Ltd. common share payable on or about December 15, 2006 to the holders of record of Euroseas Ltd. common shares as of December 8, 2006.

EUROSEAS LTD. AND SUBSIDIARIES

Unaudited Condensed Consolidated Financial Statements

for the Three and Nine month Periods Ended

September 30, 2005 and 2006

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  EUROSEAS LTD.

                                  (registrant)

Dated  November 27 2006

    By: /s/ Aristides J. Pittas

 -----------------------

 Aristides J. Pittas

 President